Exhibit 12(b)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					March 31,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$201,159	$220,218	$234,647	$253,455	$259,894	$259,689
Interest applicable to rentals	6,578	6,002	5,445	5,238	5,534	5,093

Total fixed charges, as defined	207,737	226,220	240,092	258,693	265,428	264,782

Preferred distributions, as defined (a)	12,638	12,638	12,638	12,672	9,325	6,165

Combined fixed charges and preferred distributions, as defined	$220,375	$238,858	$252,730	$271,365	$274,753	$270,947

Earnings as defined:
Net Income	$675,527	$440,058	$414,126	$446,022	$446,639	$432,136
Add:
Provision for income taxes:
Total Taxes (Benefit)	(280,475)	(76,306)	138,696	185,052	178,671	185,611
Fixed charges as above	207,737	226,220	240,092	258,693	265,428	264,782

Total earnings, as defined	$602,789	$589,972	$792,914	$889,767	$890,738	$882,529

Ratio of earnings to fixed charges, as defined	2.90	2.61	3.30	3.44	3.36	3.33

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	2.74	2.47	3.14	3.28	3.24	3.26

_______________________
(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.